PATIENT INNOVATIONS, LLC

AUDITED FINANCIAL STATEMENTS

Years ended December 31, 2021 and 2020

TABLE OF CONTENTS



KREITZMAN & KREITZMAN
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the members of
Patient Innovations, LLC

We have audited the accompanying financial statements of Patient Innovations, LLC as of December 31, 2021 and 2020, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Unqualified Opinion
In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Patient Innovations, LLC as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

140 ADAMS AVENUE • SUITE B9 • HAUPPAUGE, NY 11788 • TEL (631) 582-6060 • FAX (631) 582-6066



INDEPENDENT AUDITORS' REPORT (CONTINUED)

Substantial Doubt about the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred net losses and continues to develop software using financing from the capital contributions of its members and advisors. Management's evaluation of the events and conditions and management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Supplementary Information
The supplementary schedules, "Analysis of Members' Equity and Outstanding Units as of December 31, 2020," and "Analysis of Members' Equity and Outstanding Units as of December 31, 2021," is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, on the financial statements as described above, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kreitzman & Kreitzman, CPAs
Hauppauge, NY 11788
August 19, 2022

PATIENT INNOVATIONS, LLC
BALANCE SHEETS
December 31, 2021 and 2020

ASSETS

	2021	2020
Cash and cash equivalents	$ 19,960	$ 454
Contribution receivable	5,048	1,729
Prepaid expenses	26,750	
Intangible assets	61,286	134,330
Property and equipment	22,843	22,843
Accumulated depreciation	(22,338)	(22,338)
Total assets	$ 113,549	$ 137,018

LIABILITIES AND EQUITY

	2021	2020
Accounts payable and accrued expenses	214,226	234,488
Loan payable to member	25,000	
Members' equity (deficit)	(125,677)	(97,470)
Total liabilities and equity (deficit)	$ 113,549	$ 137,018

See accompanying notes and independent auditors' report

PATIENT INNOVATIONS, LLC
STATEMENT OF INCOME AND MEMBERS' EQUITY
For the years ended December 31, 2021 and 2020

	2021	2020
Sales	$ -0-	$ -0-
Operating expenses		
Marketing	10,181	16,807
Hosting and computer expenses	90,876	162,614
General and administrative	38,707	44,565
Total operating expenses	139,764	223,986
Net profit (loss)	(139,764)	(223,986)
Members' equity, beginning of the year	(97,470)	(28,568)
Contributions	111,557	177,298
Distributions	-	(22,214)
Members' equity, end of the year	$ (125,677)	$ (97,470)

See accompanying notes and independent auditors' report

PATIENT INNOVATIONS, LLC
STATEMENT OF CASH FLOWS
For the years ended December 31, 2021 and 2020

	2021	2020
OPERATING ACTIVITIES		
Net income (loss)	$ (139,764)	$ (223,986)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation expense	-	719
(Increase) decrease in:		
Contribution receivable	(3,319)	(1,729)
Prepaid expenses	(26,750)	
Intangible assets	73,044	93,500
(Decrease) increase in:		
Accounts payable and accrued expenses	(20,262)	(25,734)
NET CASH USED BY OPERATING ACTIVITIES	(117,051)	(157,230)
FINANCING ACTIVITIES		
Proceeds from loan payable	25,000	
Proceeds from capital contributions	111,557	177,298
Distributions	-	(22,214)
NET CASH PROVIDED BY FINANCING ACTIVITIES	136,557	155,084
NET INCREASE (DECREASE) IN CASH	19,506	(2,146)
Cash and cash equivalents at beginning of the year	454	2,600
Cash and cash equivalents at end of the year	$ 19,960	$ 454
SUPPLEMENTARY CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ 34	$ 175

See accompanying notes and independent auditors' report

Note 1. Summary of Significant Accounting Policies

Nature of Business
Patient Innovations LLC (the Company) was formed in New York state in 2009. The Company is a software-as-a-service ("SaaS") provider of subscription software solutions to improve the patient experience, patient engagement and access to medical facilities while making the facilities more efficient. By focusing on endless wait times throughout healthcare, the Company identified the cause: inefficiencies and workflow issues that their OnTime Care software solves. The Company has the expertise and resources to assist with interoperability with EHR/EMR systems, ongoing support and maintenance and cloud hosting for clients throughout the United States. The opportunity is global.

The Company has not commenced principal operations and has incurred significant expenditures for the design and development of the Company's products and testing. Once the Company's planned principal operations commence, its focus will be on the delivery of the software, analytics, and hosting capabilities.

In connection with the formation and capitalization of the Company, membership shares were issued for other than cash consideration. Membership issued for other than cash have been assigned amounts equivalent to the fair value of the service or assets received in exchange. The Company's activities are subject to significant risks and uncertainties, including being unable to secure additional funding to make the Company's current technology operational.

Risks and Uncertainties
The Company is subject to several risks like those of other companies of similar size in its industry, including, but not limited to the need for successful development of products, the need for additional capital or financing to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals and risks associated with changes in information technology.

Basis of Presentation
The financial statements have been prepared in accordance with generally accepted principles in the United States of America.

Basis of Accounting
The Company uses the accrual method of accounting for financial statements.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and purported amounts of income and expense during the reporting period. The most significant estimates relate to the capitalization of internally developed software and associated useful lives, determination of fair value of the Company's membership equity, and issued membership unit warrants.

Note 1. Summary of Significant Accounting Policies - continued

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Revenue recognition
Software license revenue is recognized when a noncancelable license agreement has been executed, delivery has occurred, fees are fixed and determinable, and collection of the resulting receivable is deemed probable by management. Service revenue includes support revenue, which is recognized ratably over the support period (generally over the terms that match the subscription agreement), and revenue from consulting and training services, which is recognized as services are performed. Fees for support are billed in advance and included in deferred revenue until recognized. The Company's revenue recognition policies are in compliance with the provisions of the American Institute of Certified Public Accounts' Statement of Position No. 97-2, "Software Revenue Recognition."

Cash and Cash Equivalents
The Company considers cash equivalents to be all highly liquid debt instruments purchased with a maturity of three months or less. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to the first $250,000.

Intangible Assets
The Company's intangible assets consist primarily of its internally developed software. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their useful lives using the straight-line method. The internally developed software is amortized over a three-year useful life.

Depreciation
Depreciation is computed using the straight-line method over the estimated useful lives of assets in service.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no income tax expense or liability is recorded in the accompanying financial statements. Currently, the 2018, 2019 and 2020 tax years are open and subject to examination by the tax authorities. Subsequent to the balance sheet date, the members of the Company agreed to exchange their units of interest in the Company for shares of common stock of a newly formed New York Corporation, PI Cloud Tech, Inc. All of the Company's assets, liabilities and operations will be conducted through that corporation.

Marketing
Marketing expenses consist of travel, trade show sponsorships and events, conferences, and advertising costs.

Note 1. Summary of Significant Accounting Policies - continued

Hosting and Computer Expenses
Hosting and computer expenses consist primarily of hosting costs, amortization and impairment, and consulting costs associated with the delivery of the Company's SaaS products.

General and Administrative Expenses
General and administrative expenses include insurance, facility costs (including rent), professional service fees and other general overhead costs, including depreciation to support our operations.

Software Development Costs
The Company capitalizes certain development costs incurred in connection with its internal use software and web site. These capitalized costs are primarily related to its OnTime Care software that is hosted in the cloud by the Company and accessed by its customers via a web application on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once in application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. The Company capitalized $12,000 and $61,460 in internal use software during the years ended December 31, 2021 and 2020, respectively. Amortization expenses totaled $85,044 and $154,958 during the years ended December 31, 2021 and 2020 respectively. The net book value of capitalized internal software at December 31, 2021 and 2020 which is recorded in intangible assets on the accompanying balance sheets was $61,286 and $134,330, respectively.

Impairment of Long-Lived Assets
The Company assesses long-lived assets for impairment in accordance with the provisions of Financial Accounting Standards Board ASC3 360, P*roperty, Plant and Equipment*. Long-lived assets, such as property and equipment and capitalized software development costs subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment losses, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. As of December 31, 2021 and 2020, no impairment charge has been recorded.

Note 1. Summary of Significant Accounting Policies - continued

Membership-Based Compensation
The Company implemented a Membership Unit Awards (MAU) plan for all advisory board members. Under the plan, each eligible member of the advisory board is granted units at a specific percentage of all units outstanding which vest over a three-year period after grant date. Because of complexities of the terms of the MAU plan, management has determined that it is not reasonably possible to estimate the MAUs' fair value at the grant date. Accordingly, the MAUs are accounted for using the intrinsic value method. Through December 31, 2021 and 2020, compensation cost and a related liability equal to the increase in the fair value of the Company's stock over $.01 per unit were being recognized over the three-year service period. The MAUs are remeasured at each financial reporting date through the date of settlement.

Fair Value Measurements
The company reported all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices and active markets for identical assets or liabilities (level one measurements) and the lowest priority to measurements involving significant unobservable inputs (level three measurements). The three levels of the fair value hierarchy are as follows:

Level one inputs are quoted prices on adjusted active markets for identical assets or liabilities that the company has the ability to access at the measurement date.

Level two inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially of the full term of the related assets or liabilities.

Level three inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement in its entirety falls is based on the lowest level that is significant to the fair value measurements in its entirety.

The financial statements as of and for the years ended December 31, 2021 and 2020, do not include any nonrecurring fair value measurements relating to assets or liabilities.

Note 1. Summary of Significant Accounting Policies - continued

<u>Fair Value Measurements - continued</u>
The fair value measurements of assets and liabilities that are measured at fair value on a recurring basis and December 31 2021 and 2020, are as follows:

Year ended December 31, 2021	Fair Value Hierarchy		
	Level 1	Level 2	Level 3
Assets			
Capital contribution receivable	$ -0-	$ -0-	$ 5,048
Total Assets	$ -0-	$ -0-	$ 5,048

Year ended December 31, 2020	Fair Value Hierarchy		
	Level 1	Level 2	Level 3
Assets			
Capital contribution receivable	$ -0-	$ -0-	$ 1,729
Total Assets	$ -0-	$ -0-	$ 1,729

The company measures the membership unit awards using level three on observable inputs using the intrinsic value method.

Note 2. Going Concern Consideration

The company has incurred net losses and utilized cash in operations in most years since inception, has an accumulated deficit as of December 31, 2020 of $(97,470) and an accumulated deficit of $(125,677) as of December 31, 2021, as well as expects to incur future additional losses. The Company has cash available on hand and pledges from Advisory Board members it believes will be sufficient to fund operations and meet its obligations as they come due in one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations. Management believes that with its current marketing, distribution deals (signed subsequent to the balance sheet date with Henry Schein and Marcum Technology), and influx of capital from accredited investors and other third parties, the company will be able to fully develop its suite of software and increase its net fees.

Management has concluded based upon these factors that the Company should be able to continue as a going concern. The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Note 3. Property and Equipment

Property and equipment as of December 31, 2021 and 2020, are composed of some equipment and RF Code hardware and software.

Total depreciation expense for the years ended December 31, 2021 and 2020 was $497 and $719, respectively. The Company has not acquired any property and equipment under capital leases.

Note 4. Intangible Assets

Capitalized software and intangibles as of December 31, 2021 and 2020 consisted of the following:

Total amortization expense for capitalized software development costs for the years ended December 31, 2021 and 2020, was $85,044 and $154,958, respectively. As of December 31, 2021, expected amortization expense over the remaining intangible asset lives is as follows:

2021	$	36,800
2022		24,486
2023		-0-
	$	61,286

Note 5. Commitments and Contingencies

In 2018, the Company entered into an agreement with Tabone LLC for John Tabone to act as Chairman & CEO of the Company. The agreement was non-cancellable through December 31, 2019 and renewed for one year until December 31, 2020. Compensation included initial payments of $15,000 monthly, then payments of $20,000 monthly and 326,685 membership units vested upon signing. There was also a revenue sharing and a capital raise fee component. The contract was terminated on December 31, 2019 pursuant to the operating agreement signed and was not renewed.

The amount owed to Tabone LLC at the end of the year December 31, 2020 was $96,928 and at the end of December 31, 2021, was reduced to $93,292.

Subsequent to the balance sheet date, the members in good standing agreed to terminate and void the Tabone agreements in accordance with the termination for cause clause of the Company operating agreement. This voided any remaining amounts due to Mr. Tabone and revoked his membership interests under this agreement. As of the date of this report, Mr. Tabone has not filed any legal action against the Company.

During the year ended December 31, 2019, the company entered into an agreement with Start Technology Software, LTD. to consult and to help develop and maintain its suite of software services. The agreement can be terminated at any time and all fees paid to the developer.

Note 5. Commitments and Contingencies - continued

Litigation

From time to time, the Company is subject to various claims that arise in the ordinary course of business and may be subject to third-party infringement claims. Management believes that any liability of the company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations, or cash flows of the Company

Note 6. Membership Unit Awards

The Company issued Membership Unit Awards (MUAs) to Advisory Board members and option grants to certain principals. The MUAs were issued in lieu of cash as payment for professional services at a value of $.01 per unit. The option grants permit the holders to earn units of the Company's membership for $0.001 per unit.

In the years ended December 31, 2021 and 2020, the Company issued 190,557 MUAs, and 994,212 option grants and 159,563 MUAs, respectively. The units generally vest over three years, unless otherwise stated, and all units fully vest upon a liquidation event, such as a merger or acquisition.

The membership units vest over the following schedule:

	Issue Date	Total Units	Vesting Year 2020	2021
Jeffrey D. Alter	2/21/2019	14,838	3,709	11,129
Ed Wu	2/28/2019	7,418	3,709	3,709
Rodney Reider	3/4/2019	194,838	54,404	140,434
James Tsai	3/19/2019	14,838	3,709	11,129
Cathy Bennett	3/21/2019	14,838	3,709	11,129
Robin Bennett	3/25/2019	37,094	12,365	50,584
Jon Batash, MD	7/9/2020	912,607	912,607	
Jeffrey L. Bass	2/4/2021	149,728		149,728
Richard Shlofmitz	6/7/2021	26,327		26,327
Agency Creative	11/15/2021	5,940		5,940
Austin Williams	11/15/2021	6,750		6,750
John Sanders	11/15/2021	2,250	-	2,250
		1,387,466	994,212	419,109

Note 7. Related Party Transactions

The Company entered into a compensation agreement with John Tabone, of Tabone LLC as acting CEO (which terminated on December 31, 2019, see Note 5 and Note 8) and a subcontractor agreement with Start Technology Software, LTD. The principal owners of both of those entities are or were members of Patient Innovations, LLC.

In November 2021, the company entered into a loan agreement with a member in the amount of $25,000, with interest at 3.25% payable when funding from the sale of membership and shares is available.

Note 8. Subsequent Events

Management has evaluated subsequent events through August 19, 2022, which is the date the financial statements were available to be issued.

Subsequent to the balance sheet date, and pursuant to the operating agreement, the members in good standing agreed to terminate and void any remaining amounts due to Mr. Tabone and Tabone LLC and revoke his membership interests. The LLC retains the membership interests and did not reissue them to other members.

Subsequent to the balance sheet date, the members of the Company agreed to exchange their units of interest in the Company for shares of common stock of a newly formed New York Corporation, PI Cloud Tech, Inc. All of the Company's assets, liabilities and operations will be conducted through that corporation.

PATIENT INNOVATIONS, LLC
SUPPLEMENTARY SCHEDULE - ANALYSIS OF MEMBERS' EQUITY AND OUTSTANDING UNITS
For the year ended December 31, 2020

Member Name	Members' Equity - Beginning of the Year	Capital Contributions	Net Income	Distributions	Members' Equity - End of the Year
Akram Boutros, MD	$ (45,947)	$ -	$ (13,775)	$ -	$ (59,722)
Rick Chiorando	(709)		(33)		(742)
Eva Chiorando	(706)		(33)		(739)
Ken Greenberg	267,509	175,569	(116,263)	(22,214)	304,601
Joyce Greenberg	(10,394)		(744)		(11,138)
Joshua Greenberg	(5,316)		(380)		(5,696)
Lisa Greenberg	(5,307)		(380)		(5,687)
Suzanne Boutros	(8,902)		(629)		(9,531)
Jasmine Boutros	(2,975)		(210)		(3,185)
Shannon Boutros	(2,977)		(210)		(3,187)
Tess Boutros	(2,977)		(210)		(3,187)
Linda Gutman	(511)		(137)		(648)
John Tabone	(209,356)		(28,043)		(237,399)
Jeffrey D. Alter		37	(319)		(282)
Ed Wu		37	(319)		(282)
Rodney Reider		544	(4,672)		(4,128)
James Tsai		37	(319)		(282)
Cathy Bennett		37	(319)		(282)
Robin Bennett		124	(1,062)		(938)
Jon Batash, MD		913	(55,929)		(55,016)
	$ (28,568)	$ 177,298	$ (223,986)	$ (22,214)	$ (97,470)

See independent auditors' report

PATIENT INNOVATIONS, LLC
SUPPLEMENTARY SCHEDULE - ANALYSIS OF MEMBERS' EQUITY
AND OUTSTANDING UNITS
For the year ended December 31, 2020

Member Name	Units Outstanding - Beginning of the Year	Units Purchased	Units Awarded	Units Outstanding - End of the Year
Akram Boutros, MD	77,520			77,520
Rick Chiorando	232			232
Eva Chiorando	232			232
Ken Greenberg	1,194,344	159,563		1,353,907
Joyce Greenberg	5,283			5,283
Joshua Greenberg	2,698			2,698
Lisa Greenberg	2,698			2,698
Suzanne Boutros	4,471			4,471
Jasmine Boutros	1,495			1,495
Shannon Boutros	8,495			8,495
Tess Boutros	1,495			1,495
Linda Gutman	879			879
John Tabone	326,685			326,685
Jeffrey D. Alter			3,709	3,709
Ed Wu			3,709	3,709
Rodney Reider			54,404	54,404
James Tsai			3,709	3,709
Cathy Bennett			3,709	3,709
Robin Bennett			12,365	12,365
Jon Batash, MD			912,607	912,607
	1,626,527	159,563	994,212	2,780,302

See independent auditors' report

PATIENT INNOVATIONS, LLC
SUPPLEMENTARY SCHEDULE - ANALYSIS OF MEMBERS' EQUITY
AND OUTSTANDING UNITS
For the year ended December 31, 2021

Member Name	Members' Equity - Beginning of the Year	Capital Contributions	Net Income	Distributions	Members' Equity - End of the Year
Akram Boutros, MD	$ (59,722)		$ (3,268)		$ (62,990)
Rick Chiorando	(742)		(14)		(756)
Eva Chiorando	(739)		(14)		(753)
Ken Greenberg	304,601	108,952	(61,776)		351,777
Joyce Greenberg	(11,138)		(224)		(11,362)
Joshua Greenberg	(5,696)		(112)		(5,808)
Lisa Greenberg	(5,687)		(112)		(5,799)
Suzanne Boutros	(9,531)		(196)		(9,727)
Jasmine Boutros	(3,185)		(70)		(3,255)
Shannon Boutros	(3,187)		(363)		(3,550)
Tess Boutros	(3,187)		(70)		(3,257)
Linda Gutman	(648)		(42)		(690)
John Tabone	(237,399)		(13,795)		(251,194)
Jeffrey D. Alter	(282)	111	(629)		(800)
Ed Wu	(282)	37	(307)		(552)
Rodney Reider	(4,128)	1,404	(8,232)		(10,956)
James Tsai	(282)	111	(629)		(800)
Cathy Bennett	(282)	111	(629)		(800)
Robin Bennett	(938)	505	(2,656)		(3,089)
Richard Shlofmitz		26	(1,118)		(1,092)
Jeffrey Bass		150	(6,331)		(6,181)
Agency Creative		59	(252)		(193)
Austin Williams		68	(280)		(212)
John Sanders		23	(98)		(75)
Jon Batash, MD	(55,016)		(38,547)		(93,563)
	$ (97,470)	$ 111,557	$ (139,764)	$ -	$ (125,677)

See independent auditors' report

PATIENT INNOVATIONS, LLC
SUPPLEMENTARY SCHEDULE - ANALYSIS OF MEMBERS' EQUITY
AND OUTSTANDING UNITS
For the year ended December 31, 2021

Member Name	Units Outstanding - Beginning of the Year	Units Purchased	Units Awarded	Units Outstanding - End of the Year
Akram Boutros, MD	77,520			77,520
Rick Chiorando	232			232
Eva Chiorando	232			232
Ken Greenberg	1,353,907	108,952		1,462,859
Joyce Greenberg	5,283			5,283
Joshua Greenberg	2,698			2,698
Lisa Greenberg	2,698			2,698
Suzanne Boutros	4,471			4,471
Jasmine Boutros	1,495			1,495
Shannon Boutros	8,495			8,495
Tess Boutros	1,495			1,495
Linda Gutman	879			879
John Tabone	326,685			326,685
Jeffrey D. Alter	3,709	3,709	7,420	14,838
Ed Wu	3,709	3,709		7,418
Rodney Reider	54,404	54,404	86,030	194,838
James Tsai	3,709	3,709	7,420	14,838
Cathy Bennett	3,709	3,709	7,420	14,838
Robin Bennett	12,365	12,365	38,219	62,949
Richard Shlofmitz			26,327	26,327
Jeffrey Bass			149,728	149,728
Agency Creative			5,940	5,940
Austin Williams			6,750	6,750
John Sanders			2,250	2,250
Jon Batash, MD	912,607			912,607
	2,780,302	190,557	337,504	3,308,363

See independent auditors' report